Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MSP RECOVERY, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

MSP Recovery, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.
On August 18, 2025, the Company’s stockholders, including holders of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and Class V common stock, par value $0.0001 per share (the “Class V Common Stock”), voted on the amendment to Article FOURTH of the Charter (the “Charter Amendment”), and the votes cast for the proposal exceeded the votes cast against the proposal, thereby approving the Charter Amendment.
2.
On August 18, 2025, a resolution was duly adopted by the Board, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth the Charter Amendment and declaring said Charter Amendment to be advisable.
3.
The Charter Amendment is as follows:

A new paragraph (8) will be added to Article FOURTH Section A. of the Charter as follows:

(8) Reverse Stock Split. Upon the filing and effectiveness of this Certificate of Amendment (the “Effective Time”), each seven (7) shares of then outstanding Class A Common Stock and each seven (7) shares of then outstanding Class V Common Stock (together with the Class A Common Stock, the “Old Common Stock”) shall automatically, without any action on the part of the holders thereof or the Corporation, be combined into one (1) validly issued, fully paid, and non-assessable share of Class A Common Stock (the “New Class A Common Stock”) or one (1) validly issued, fully paid, and non-assessable share of Class V Common Stock (together with the New Class A Common Stock, the “New Common Stock”), as applicable (the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share due to holding a number of shares not evenly divisible by the exchange ratio within the specified range will have the number of new shares to which they are entitled rounded up to the nearest whole number of shares. No stockholders will receive cash in lieu of fractional shares. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined pursuant to the Reverse Stock Split (plus, in the case of a holder otherwise entitled to a fractional share of New Common Stock, the additional shares due to rounding up to the nearest whole number of shares).

4. The Charter Amendment was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

5. The Charter Amendment will become effective without further action immediately on September 1, 2025 at 11:59 p.m. EDT.

IN WITNESS WHEREOF, the Company has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed on this 20th day of August, 2025.

MSP Recovery, Inc.

By: __________________________

Name: John H. Ruiz

Title: Chief Executive Officer

Chairman of the Board